FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2014

Commission File Number: 001-34848

SEANERGY MARITIME HOLDINGS CORP.
(Translation of registrant's name into English)

1-3 Patriarchou Grigoriou
166 74 Glyfada
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release of Seanergy Maritime Holdings Corp. (the "Company") dated March 25, 2014, announcing that it will release its financial results for the fourth quarter and twelve months ended December 31, 2013 before the market opens in New York on Thursday, March 27, 2014.

Attached hereto as Exhibit 2 is a press release of the Company dated March 27, 2014, announcing its financial results for the fourth quarter and twelve months ended December 31, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEANERGY MARITIME HOLDINGS CORP.
(Registrant)

Dated: March 27, 2014

/s/ Stamatis Tsantanis
By: Stamatis Tsantanis
Chief Executive Officer

EXHIBIT 1

SEANERGY MARITIME HOLDINGS CORP. SETS DATE FOR THE FOURTH QUARTER AND
TWELVE MONTHS ENDED DECEMBER 31, 2013 RESULTS, CONFERENCE CALL AND WEBCAST

Earnings Release: Thursday, March 27, 2014, before Market Opens
Conference Call and Webcast: Thursday, March 27, 2014, at 9:00 a.m. ET

March 25, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today that it will release its financial results for the fourth quarter and twelve months ended December 31, 2013 before the market opens in New York on Thursday, March 27, 2014.

On the same day, Thursday, March 27, 2014, at 9:00 a.m. ET, the Company's management will host a conference call to discuss the financial results.

Conference Call Details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy."

A replay of the conference call will be available until Thursday, April 3, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast:

There will also be a simultaneous live webcast over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

Currently, the Company does not own any operating vessels. The Company intends to review the market in order to identify potential vessel acquisitions on accretive terms.

The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com

1

EXHIBIT 2

SEANERGY MARITIME HOLDINGS CORP. REPORTS FINANCIAL RESULTS FOR
THE FOURTH QUARTER AND TWELVE MONTHS ENDED DECEMBER 31, 2013

March 27, 2014 - Athens, Greece - Seanergy Maritime Holdings Corp. (the "Company") (NASDAQ: SHIP) announced today its financial results for the fourth quarter and twelve months ended December 31, 2013.

Financial Highlights:

Fourth Quarter 2013

•	Net revenues of $6.3 million.

•	EBITDA of $9.1 million.*

•	Net income of $7.5 million.*

Twelve Months 2013

•	Net revenues of $23.1 million.

•	EBITDA of $20.5 million.*

•	Net income of $10.9 million.*

(*)	For more information we refer you to the EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) Reconciliation section contained in this press release.

Management Discussion:

Stamatis Tsantanis, the Company's Chairman and Chief Executive Officer, stated:

"I am very pleased to announce a number of positive news for the Company: First, we have another profitable period, the fourth quarter of 2013, and most importantly a profitable year, which is the first since 2010.

"In addition, as we announced last week, we successfully completed our restructuring plan, which resulted in the extinguishment of approximately $346 million of debt since 2012. Since the beginning of 2013, the accumulated expected benefit in our total equity is approximately $110.7 million, $25.7 million of which has been reflected in 2013 and approximately $85 million will be reflected in the first quarter of 2014.

"After giving effect to the transactions, our December 31, 2013 pro-forma total equity is approximately $3.0 million. For more information please refer to the capitalization table further down in this release.

"All the above mark the completion of our financial restructuring plan and see Seanergy emerging with a clean capital structure. We are now in a position to evaluate a number of strategic opportunities for the Company and pursue growth through accretive transactions.

 "As far as market fundamentals are concerned, 2013 saw a significant reversal in dry bulk market conditions, as increased China imports of iron ore and the expected slowdown in vessel deliveries over the next years have led to higher freight rates in the fourth quarter. Seanergy's Time Charter Equivalent (TCE) improved by 7% in the full year period, as it rose to $8,006 from $7,465 in 2012. Net revenue for the full year fell by 58% to $23.1 million, as Seanergy owned an average of 6.2 vessels in 2013 as opposed to an average of 17.6 vessels owned in 2012. We are seeing continued strength in the charter market in 2014, as conditions are appreciably better than they were at the same time in 2012.

Fourth Quarter 2013 Financial Results:

Net Revenues

Net revenues in the fourth quarter of 2013 were equal to $6.3 million, compared to $8.5 million in the same quarter in 2012, a reduction of 26%. The decrease in net revenues reflects the operation of a smaller fleet as compared to the fourth quarter of 2012. An average of four vessels were owned in the fourth quarter of 2013, compared to 15 vessels in the corresponding quarter of 2012.

EBITDA and Adjusted EBITDA

EBITDA was $9.1 million for the fourth quarter of 2013, as compared to negative EBITDA of $110.7 million for the fourth quarter of 2012. On the other hand, adjusted EBITDA was $2.1 million for the three months ended December 31, 2013, compared to adjusted EBITDA of negative $1.7 million for the three months ended December 31, 2012.

Net Income

For the fourth quarter of 2013, net income amounted to $7.5 million or $0.62 earnings per basic and diluted share, compared to a net loss of $117.0 million or $9.79 loss per basic and diluted share in the same quarter of 2012, based on weighted average common shares outstanding of 11,958,163 and 11,959,271 basic and diluted for 2013 and 11,957,064 basic and diluted for 2012, respectively. In the fourth quarter of 2013 adjusted net income was equal to $0.5 million, as opposed to an adjusted net loss of $8.0 million in the same quarter of 2012.

Full Year Ended December 31, 2013 Financial Results:

Net Revenues

Net revenues for the year 2013 decreased to $23.1 million from $55.6 million in 2012, a decrease of 58%. The decrease in net revenue is due to the reduced size of our fleet, which resulted in 67% fewer operating days. An average of 6.2 vessels was owned in 2013, as opposed to 17.6 in 2012.

EBITDA and Adjusted EBITDA

For the twelve month period ended December 31, 2013 EBITDA was $20.5 million, compared to negative EBITDA of $162.1 million for the twelve month period ended December 31, 2012. Adjusted EBITDA was negative $1.7 million for 2013 compared to $5.0 million for 2012.

Net Income

For 2013, net income was equal to $10.9 million or $0.91 earnings per basic and diluted share. This compares to a net loss of $193.8 million or $16.74 loss per basic and diluted share, for 2012, based on weighted average common shares outstanding of 11,958,140 and 11,959,276 basic and diluted for 2013 and 11,576,576 basic and diluted for 2012, respectively. In 2013, adjusted net loss was equal to $11.2 million, as opposed to $26.7 million in 2012.

Fourth Quarter Developments:

Directors' Resignations

In furtherance of the Company's plan to reduce its general and administrative expenses, Dale Ploughman and George Tsimpis have voluntarily resigned from the Board of Directors, effective October 1, 2013, and the vacancies created by their resignations will not be filled for the time being. Dale Ploughman has also resigned as Chairman of the Board. The Board of Directors unanimously resolved that Stamatis Tsantanis be appointed as the Board's new Chairman, effective October 1, 2013.

Effective November 1, 2013, Christina Anagnostara resigned from her position as Chief Financial Officer. Ms. Anagnostara has remained as a member of the Company's Board of Directors and is assisting the Company in an advisory capacity. Effective November 1, 2013, Stamatis Tsantanis was appointed as the Company's Interim Chief Financial Officer.

Subsequent Developments:

Sale of Vessels in full satisfaction of remaining loan

On February 12, 2014, the Company entered into a delivery and settlement agreement with its remaining lender for the sale of its four remaining vessels, to a nominee of the lender, in exchange for a nominal cash consideration and full satisfaction of the underlying loan and accrued interest. The Company provided a guarantee under that loan agreement. The four vessels are the dry bulk carriers Bremen Max, Hamburg Max, Davakis G. and Delos Ranger. As of December 31, 2013 all vessels were classified as held for sale and were measured at their fair values.

Delivery of four vessels sold in satisfaction of remaining loan

On March 11, 2014, the Company successfully delivered the last of the four vessels sold under the delivery and settlement agreement with its remaining lender. Upon the closing of the transaction, approximately $146 million of outstanding debt and accrued interest was discharged and the guarantee provided by the Company was fully released.

NASDAQ Hearings Panel decision

In connection to the delisting determination received from the NASDAQ Stock Market LLC ("NASDAQ") due to non-compliance with the minimum $2.5 million stockholders' equity requirement for continued listing set forth in NASDAQ Listing Rule 5550(b), on December 11, 2013 the Company, presented to the Panel the status of its financial restructuring plan and its plan to establish compliance with the minimum $2.5 million stockholders' equity requirement.

On January 9, 2014, the Panel granted the request of the Company for extension on the continued listing on The NASDAQ Stock Market until April 28, 2014 in order for the Company to demonstrate compliance with the minimum $2.5 million stockholders' equity requirement.

Fleet Data:

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Fleet Data
Average number of vessels (1)	4.0	15.0	6.2	17.6
Ownership days (2)	368	1,382	2,275	6,442
Available days (3)	368	1,340	2,218	6,333
Operating days (4)	348	1,101	1,840	5,559
Fleet utilization (5)	94.6%	79.7%	80.9%	86.3%
Fleet utilization excluding drydocking off-hire days (6)	94.6%	82.2%	83.0%	87.8%
Average Daily Results
TCE rate (7)	14,641	5,592	8,006	7,465
Vessel operating expenses (8)	4,601	3,502	4,873	4,189
Management fee (9)	451	355	412	344
Total vessel operating expenses (10)	5,052	3,857	5,285	4,533

(1)
Average number of vessels is the number of vessels that constituted the Company's fleet for the relevant period, as measured by the sum of the number of days each vessel was a part of the Company's fleet during the relevant period divided by the number of calendar days in the relevant period.

(2)
Ownership days are the total number of days in a period during which the vessels in a fleet have been owned. Ownership days are an indicator of the size of the Company's fleet over a period and affect both the amount of revenues and the amount of expenses that the Company recorded during a period.

(3)
Available days are the number of ownership days less the aggregate number of days that vessels are off-hire due to major repairs, dry dockings or special or intermediate surveys. The shipping industry uses available days to measure the number of ownership days in a period during which vessels should be capable of generating revenues. During the quarter ended December 31, 2013, the Company did not incur any off-hire days for vessel scheduled drydocking. During the twelve month period ended December 31, 2013, the Company incurred 57 off-hire days for vessel scheduled drydocking.

(4)
Operating days are the number of available days in a period less the aggregate number of days that vessels are off-hire for any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which vessels actually generate revenues.

(5)	Fleet utilization is the percentage of time that our vessels were generating revenue, and is determined by dividing operating days by ownership days for the relevant period.

(6)
Fleet utilization excluding drydocking off-hire days is calculated by dividing the number of the fleet's operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization excluding drydocking off-hire days to measure a Company's efficiency in finding suitable employment for its vessels and excluding the amount of days that its vessels are off-hire for reasons such as scheduled repairs, vessel upgrades, or dry dockings or special or intermediate surveys.

(7)
TCE rates are defined as our net revenues less voyage expenses during a period divided by the number of our operating days during the period, which is consistent with industry standards. Voyage expenses include port charges, bunker (fuel oil and diesel oil) expenses, canal charges and other commissions.

(In thousands of US Dollars, except operating days and daily time charter equivalent rate)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Net revenues from vessels	6,330	8,501	23,079	55,616
Voyage expenses	1,235	2,344	8,348	14,119

Net operating revenues	5,095	6,157	14,731	41,497

Operating days	348	1,101	1,840	5,559

Daily time charter equivalent rate	14,641	5,592	8,006	7,465

Our TCE rate is calculated as the weighted average of the daily rate earned under time charter & voyage contracts and of the daily rate earned by bareboat agreements after deducting the relevant fixed operating expense allowance. Net revenue from vessels under bareboat agreements is net of operating expense allowance.

(8)
Average daily vessel operating expenses, which include crew costs, provisions, deck and engine stores, lubricating oil, insurance, maintenance and repairs, are calculated by dividing vessel operating expenses by ownership days for the relevant time periods:

(In thousands of US Dollars, except ownership days and daily vessel operating expenses)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2013	2012	2013	2012
Operating expenses	1,693	4,840	11,086	26,983
Ownership days	368	1,382	2,275	6,442

Daily vessel operating expenses	4,601	3,502	4,873	4,189

(9)	Daily management fees are calculated by dividing total management fees by ownership days for the relevant time period.

(10)
Total Vessel Operating Expenses ("TVOE") is a measurement of total expenses associated with operating the vessels. TVOE is the sum of vessel operating expenses and management fees. Daily TVOE is calculated by dividing TVOE by fleet ownership days for the relevant time period.

EBITDA, Adjusted EBITDA and Adjusted Net Income (Loss) Reconciliation:

	Three Months Ended December 31, 2013	Three Months Ended December31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Net income (loss)	7,471	(117,029)	10,907	(193,768)
Plus: Interest and finance costs, net (including interest income)	1,661	2,761	8,376	12,421
Plus: Income taxes	(1)	(7)	(1)	(2)
Plus: Depreciation and amortization	0	3,615	1,214	19,254
EBITDA	9,131	(110,660)	20,496	(162,095)
Minus: Loss on sale of vessels		35	-	15,590
Minus: Re-measurement and Impairment of vessels, net	(6,994)	108,957	3,564	147,143
Minus: Loss (Gain) on disposal of subsidiaries	6	-	(25,719)	-
Minus: Impairment of goodwill, net	-	-	-	4,365
Adjusted EBITDA	2,143	(1,668)	(1,659)	5,003

(In thousands of US Dollars)

EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization. Adjusted EBITDA consists of earnings before net interest and finance cost, taxes, depreciation and amortization, gains from re-measurement of vessel values, impairment charges, losses and gains associated with disposal of subsidiaries as well as losses associated with the sale of vessels. EBITDA and adjusted EBITDA are not measurements of financial performance under accounting principles generally accepted in the United States of America, or U.S. GAAP and do not represent cash flow from operations. EBITDA and adjusted EBITDA are presented solely as supplemental disclosures because management believes that they are common measures of operating performance in the shipping industry.

	Three Months Ended December 31, 2013	Three Months Ended December31, 2012	Twelve Months Ended December 31, 2013	Twelve Months Ended December 31, 2012
Net income (loss)	7,471	(117,029)	10,907	(193,768)
Minus: Loss on sale of vessels	-	35	-	15,590
Minus: Re-measurement and Impairment of vessels, net	(6,994)	108,957	3,564	147,143
Minus: Loss (Gain) on disposal of subsidiaries	6	-	(25,719)	-
Minus: Impairment of goodwill, net	-	-	-	4,365
Adjusted net income (loss)	483	(8,037)	(11,248)	(26,670)

Adjusted net income (loss) consists of net income (loss) before gains from re-measurement of vessel values, impairment charges, losses and gains associated with disposal of subsidiaries as well as losses associated with the sale of vessels.

CAPITALIZATION:

The following table sets forth our capitalization as of December 31, 2013:

•	on a historical basis without any adjustment to reflect subsequent events; and

•	on an as adjusted basis to give effect to the following:

•	the sale of the four vessels of total book value of $60,141 in accumulated deficit;

•	the full satisfaction of the outstanding indebtedness, including accrued interest, of $144,391 in accumulated deficit; and

•	the release of liabilities of our six initial vessels from the Technical Manager and the Agent of $9,012 and $420, respectively, in additional paid-in capital.

(In thousands of US Dollars)

	December 31, 2013 (Historical - unaudited)	As Adjusted
Indebtedness:
Loan outstanding	134,911	-
Accrued interest	9,480	-
Total Indebtedness	144,391	-
Shareholders' Equity:
Preferred stock (1)	-	-
Common stock (2)	1	1
Additional paid-in capital	294,535	303,967
Accumulated deficit	(385,231)	(300,981)
Total Equity	(90,695)	2,987

Total Capitalization	53,696	2,987

(1)	$0.0001 par value; 25,000,000 shares authorized; none issued.

(2)	$0.0001 par value; 500,000,000 authorized shares as at December 31, 2013; 11,959,271 shares issued and outstanding as of December 31, 2013 and as adjusted.

There have been no other material changes in our capitalization since December 31, 2013 through the date of this press release.

Conference Call and Webcast: March 27, 2014

As announced, the Company's management team will host a conference call today, March 27, 2014, at 9:00 a.m. ET to present the Company's financial results.

Conference Call details

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK) or + (44) (0) 1452 542 301 (from outside the US). Please quote "Seanergy".

A replay of the conference call will be available until April 3, 2014. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 2094507#.

Audio Webcast

There will also be a simultaneous live webcast of the conference call over the Internet, through the Seanergy website (www.seanergymaritime.com). Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Balance Sheets
December 31, 2013 and 2012
 (In thousands of US Dollars, unless otherwise stated)

	December 31, 2013	December 31, 2012
ASSETS
Cash and restricted cash	3,075	6,298
Vessels, net	60,141	108,261
Other assets	3,134	6,401
TOTAL ASSETS	66,350	120,960

LIABILITIES AND EQUITY
Total debt	134,911	208,649
Due to related parties	9,049	6,135
Accrued interest	9,480	3,543
Total other liabilities	3,605	4,250
Total shareholder's equity	(90,695)	(101,617)
TOTAL LIABILITIES AND EQUITY	66,350	120,960

Seanergy Maritime Holdings Corp.
Unaudited Condensed Consolidated Statements of Income
For the three and twelve months ended December 31, 2013 and 2012
(In thousands of US Dollars, except for share and per share data, unless otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2013	2012	2013	2012
Revenues:
Vessel revenue, net	6,330	8,501	23,079	55,616

Expenses:
Direct voyage expenses	(1,235)	(2,344)	(8,348)	(14,119)
Vessel operating expenses	(1,859)	(5,331)	(12,023)	(29,196)
General and administrative expenses	(1,123)	(2,467)	(4,378)	(6,739)
Depreciation and amortization	-	(3,615)	(1,214)	(19,254)
Gain (loss) on sale of vessels and asset impairment charges	6,994	(108,992)	(3,564)	(167,098)
Gain (loss) on bad debts	22	-	-	(327)
(Loss) gain from disposal of subsidiaries	(6)	-	25,719	-
Operating income (loss)	9,123	(114,248)	19,271	(181,117)
Other income (expense):
Interest and finance costs	(1,664)	(2,765)	(8,389)	(12,480)
Loss from financial instruments	-	(3)	(8)	(189)
Other, net	12	(13)	33	18
Total other expenses, net:	(1,652)	(2,781)	(8,364)	(12,651)
Net income (loss)	7,471	(117,029)	10,907	(193,768)

Net income (loss) per common share, basic and diluted	0.62	(9.79)	0.91	(16.74)
Weighted average number of common shares outstanding, basic	11,958,163	11,957,064	11,958,140	11,576,576
Weighted average number of common shares outstanding, diluted	11,959,271	11,957,064	11,959,276	11,576,576

About Seanergy Maritime Holdings Corp.

Seanergy Maritime Holdings Corp. is a Marshall Islands corporation with its executive offices in Athens, Greece. The Company is engaged in the transportation of dry bulk cargoes through the ownership and operation of dry bulk carriers.

Currently, the Company does not own any operating vessels. The Company intends to review the market in order to identify potential vessel acquisitions on accretive terms.
The Company's common stock trades on the NASDAQ Capital Market under the symbol "SHIP".

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and the Company's growth strategy and measures to implement such strategy. Words such as "expects," "intends," "plans," "believes," "anticipates," "hopes," "estimates," and variations of such words and similar expressions are intended to identify forward-looking statements. Although the Company believes that such expectations will prove to have been correct, these statements involve known and unknown risks and are based upon a number of assumptions and estimates, which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the scope and timing of Securities and Exchange Commission ("SEC") and other regulatory agency review, competitive factors in the market in which the Company operates; risks associated with operations outside the United States; and other factors listed from time to time in the Company's filings with the SEC. The Company's filings can be obtained free of charge on the SEC's website at www.sec.gov. The Company expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

For further information please contact:

Investor Relations / Media
Capital Link, Inc.
Paul Lampoutis
230 Park Avenue Suite 1536
New York, NY 10169
Tel: (212) 661-7566
E-mail: seanergy@capitallink.com